UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2008

SECURITIES REGISTERED
(as of December 31, 2008)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered

4.875% Notes due January 17, 2017	$3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit IX:	Announcement Entitled “European Investment Bank delivers unprecedented lending volume”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 25th day of February, 2010.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by
/s/ Eila Kreivi
Eila Kreivi
Head of Division Capital Markets

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Managerial Adviser
Deputy Head of Funding

by
/s/ Angelos Pangratis
Angelos Pangratis
Chargé d'Affaires a.i. / Acting Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document

IX:	Announcement Entitled “European Investment Bank delivers unprecedented lending volume”

EXHIBIT IX

The bank promoting European objectives	Annual News Conference 2010 Press release Brussels, 25 February 2010

European Investment Bank delivers unprecedented lending volume

The European Investment Bank (EIB) increased its total lending volume in 2009 to EUR 79bn, a 37% rise from EUR 58bn in 2008. This represents a new milestone in providing financial support for the European economy.

Last year, the EIB reinforced its focus on (i) small and medium-sized enterprises (SMEs), (ii) economically weaker regions across Europe (“convergence regions”) and (iii) the energy sector in the context of the fight against climate change.

“The EIB has proven to be a solid pillar of financial strength and stability in last year’s exceptionally difficult economic environment. The Bank was committed to achieving ambitious targets in 2009. It delivered and exceeded these. We have done more, better and faster and clearly demonstrated that we can make a significant contribution to the European economy”, EIB President Philippe Maystadt said.

In 2009, the EIB provided EUR 13bn in credit lines to intermediary banks for targeted lending to SMEs, an increase of 55% compared to the year before. More than 75% of the EUR 21bn signed in 2008-2009 was disbursed to intermediary banks by the end of 2009 (EUR 16bn) and 90% reached the ultimate SME beneficiaries (more than 50,000 SMEs across Europe in 2009).

Lending activities in convergence areas amounted to EUR 29bn (a 36% increase from EUR 21bn in 2008) accounting for 37% of the Bank’s total lending volume. The lending was geographically well-balanced across the EU, with the new Member States receiving EUR 13bn.

The third priority – the fight against climate change – resulted in almost EUR 17bn of loans for projects contributing to the reduction of the volume of CO2 emissions, including renewable energy (EUR 4.2bn), energy efficiency (EUR 1.5bn), R&D for cleaner transport (EUR 4.7bn) and investments in urban transport (EUR 5.5bn).

Although the EU countries accounted for the lion’s share of EIB lending in 2009 (over EUR 70bn or 89% of the total volume) the Bank also provided significant financial support to countries outside the EU.

The Bank remains financially very strong and raised more than EUR 79bn on the capital markets, benefiting from an excellent credit standing and sound funding strategy in exceptionally turbulent times.

Additional information disclosed during the EIB press conference on 25 February 2010

Financial Strength

The Bank remains very strongly capitalised with a subscribed capital of EUR 232.4bn (since 1 April 2009). EIB’s capital adequacy ratio, with the capital in the numerator entirely composed of Tier I capital, stood at a high level of over 30% at end 2009.

The Bank’s surplus, or net profit, remained stable at EUR 1.9bn in 2009 vs. EUR 1.7bn in 2008.

The quality of the Bank’s loan book assets continues to be very high, with watch-listed loans (loans requiring special monitoring) representing less than 0.4% of the total loan portfolio at end 2009.

Note: End 2009 figures provided above are unaudited and therefore provisional.